Exhibit 99.5

The Honourable Donna Harpauer Deputy Premier and Minister of Finance 23-24 GROWTH THAT WORKS FOR VERYONEMID-YEAR REPORT

TABLE OF CONTENTS

2023-24 Mid-Year Report

Mid-Year Highlights	1

Economic Update	3

Revenue Update	7

Expense Update	10

Debt Update	10

2023-24 Mid-Year Report Government of Saskatchewan November 27, 2023

2023-24 MID-YEAR HIGHLIGHTS

Overview

Potash prices and sales impacted by challenging global market conditions, coupled with higher crop insurance claims due to severe drought that hit parts of the province in the summer of 2023, are the primary drivers of a deficit forecast at Mid-Year for 2023-24.

Potash from Russia and Belarus is flowing to global markets. Shipments subject to Western sanctions in response to Russia’s invasion of Ukraine have resumed to large potash consumers including China and India, resulting in lower prices and sales. The drought that affected Saskatchewan reduced projected crop production by 20 per cent and resulted in higher crop insurance claims expense than forecast at budget.

A $250.5 million deficit is forecast at mid-year, down $1.3 billion from budget.

The plan to retire up to $1.0 billion in operating debt remains unchanged. Gross debt will increase by $709.5 million, primarily due to additional borrowing for investment into vital infrastructure.

Saskatchewan’s net-debt-to-Gross Domestic Product (GDP) ratio is expected to be 13.3 per cent at the end of 2023-24, second lowest in Canada.

Economy

Following nation-leading economic growth last year, with real GDP growth of 6.0 per cent, it is expected that Saskatchewan’s real GDP growth will be second highest among the provinces at 1.6 per cent in 2023, according to an average of private sector forecasts. Private sector forecasts also expect Saskatchewan’s real GDP to experience 1.3 per cent growth in 2024, again the second highest growth among provinces.

More people than ever are living and working in Saskatchewan. The province’s population reached 1,209,107 on July 1, 2023, after experiencing the largest annual increase in more than a century as 30,685 more people made Saskatchewan their new home.

A record 605,300 people were working in Saskatchewan and the unemployment rate was 4.4 per cent in October 2023, the lowest rate among the provinces and well below the national average of 5.7 per cent seasonally-adjusted.

2023-24 ECONOMIC AND FISCAL OVERVIEW

(Millions of Dollars)

	2022-23	2023-24			Mid-Year Change From
	Actual	Budget	First Quarter	Mid-Year	Budget	First Quarter
Revenue	20,594.6	19,677.7	19,554.0	19,712.9	35.2	159.0
Expense	19,013.9	18,660.2	19,068.5	19,963.5	1,303.2	895.0

Surplus (Deficit)	1,580.7	1,017.5	485.5	(250.5)	(1,268.0)	(736.1)

Key Metrics
Gross Debt ($M)	30,482.3	30,855.3	30,916.5	31,564.8	709.5	648.3
Net Debt ($M)	14,597.8	14,128.1	14,348.1	15,046.3	918.2	698.2
Net Debt as % of GDP*	12.8	12.9	13.3	13.3	0.4	0.0
Economic Forecast
Real GDP Growth (%)*	6.0	1.5	1.8	1.6	0.1	(0.2)
Nominal GDP Growth (%)*	29.2	1.7	0.9	(1.2)	(2.9)	(2.1)

*	Changes are in percentage points. Average private sector forecast is used for real GDP, nominal GDP, and Net Debt as % of GDP.

2023-24 Mid-Year Report	1

Revenue

At mid-year, total revenue is forecast to increase by $35.2 million, compared to the 2023-24 Budget.

Increases in revenue of $753.0 million are largely attributable to higher forecast Taxation revenue compared to budget, with higher Corporate Income Tax (CIT) and Provincial Sales Tax (PST) revenue reflecting a strong economy in 2022 and 2023, respectively. Government Business Enterprise (GBE) net income and Other Own-Source revenue forecasts and federal transfers are up from budget as well.

Increases are partially offset by a $717.8 million decrease from budget for Non-Renewable Resources (NRR) revenue, which is largely due to a decrease in Potash revenue at mid-year, as prices have declined by 28.6 per cent and production is down 5.9 per cent compared to budget.

Resource Surcharge revenue has also declined, driven primarily by the reduction in potash prices and lower-than-budgeted growth in production. NRR revenue decreases are partially offset by forecast increases in Oil and Natural Gas revenue and in Crown Land Sales revenue, compared to budget.

Expense

At mid-year, total expense is forecast to be up $1.3 billion from budget.

An increase of $853.0 million in Agriculture expense is primarily related to increased crop insurance claims, a result of severe drought that hit parts of the province.

2023-24 BUDGET UPDATE - MID-YEAR

(Millions of Dollars)

				Mid-Year Change From
	Budget	First Quarter	Mid-Year	Budget	First Quarter
Revenue
Taxation	9,633.8	9,783.5	10,048.5	414.7	265.0
Non-renewable resources	3,344.6	2,815.7	2,626.8	(717.8)	(188.9)
Net income from GBEs*	529.1	648.8	733.5	204.4	84.7
Other own-source revenue	2,615.6	2,726.4	2,738.7	123.1	12.3
Transfers from the federal government	3,554.6	3,579.6	3,565.5	10.9	(14.1)

Total Revenue	19,677.7	19,554.0	19,712.9	35.2	159.0

Expense
Agriculture	1,449.8	1,449.8	2,302.9	853.0	853.0
Community development	866.0	866.0	877.3	11.2	11.2
Economic development	367.4	367.4	393.6	26.2	26.2
Education	4,035.7	4,304.2	4,306.4	270.7	2.2
Environment and natural resources	254.4	256.3	208.4	(46.0)	(47.9)
Financing charges	812.2	816.6	822.7	10.5	6.1
General Government	540.1	584.4	585.4	45.3	0.9
Health	7,056.3	7,056.3	7,056.3	—	—
Protection of persons and property	968.5	1,057.6	1,079.9	111.3	22.3
Social services and assistance	1,665.2	1,665.2	1,686.2	21.0	21.0
Transportation	644.6	644.6	644.6	—	—

Total Expense	18,660.2	19,068.5	19,963.5	1,303.2	895.0

Surplus (Deficit)	1,017.5	485.5	(250.5)	(1,268.0)	(736.1)

*	Government business enterprises.

2023-24 Mid-Year Report	2

There is also increased expense forecast for Education and General Government, primarily non-cash expense related to inflation-indexed defined benefit pension plans, reported at first quarter.

Protection of Persons and Property is forecasting a $111.3 million increase in expense, mainly related to the provinces response to wildfires including evacuations to keep people safe, as well as additional overtime for Corrections staff and for the RCMP services agreement, also largely consistent with the forecast at first quarter.

Debt

Gross debt at mid-year is forecast to be $31.6 billion at March 31, 2024, which is $709.5 million higher than forecast at budget, primarily due to borrowing for the Saskatchewan Capital Plan which includes investment in highways, health care facilities, schools and other needed infrastructure.

Operating debt is forecast to be $7.5 billion at the end of the 2023-24 fiscal year, the same as budgeted and approximately $1.0 billion lower than the prior fiscal year (2022-23).

Saskatchewan’s net-debt-to-GDP is projected to be 13.1 per cent at fiscal year-end, expected to be second best among Canadian provinces.

ECONOMIC UPDATE

Key Measures

Saskatchewan’s economy is forecast to experience the second-highest growth among provinces in 2023, according to an average of private sector forecasts.

The current performance of most economic indicators is well above historical averages and the labour market continues to set records. However, lower resource prices, potash in particular, and the effects of high interest rates have also slowed growth in parts of the economy.

PRIVATE SECTOR FORECAST AT A GLANCE

(per cent change unless otherwise noted)

		2023-24 Budget*		2023-24 Mid-Year
	Actual 2022	2023	2024	2023	2024
Real GDP	6.0	1.5	1.5	1.6	1.3
Nominal GDP	29.2	1.7	1.4	-1.2	2.2
CPI	6.6	3.5	2.1	4.0	2.5
Employment growth, 000s	19.8	4.7	4.1	7.9	5.3
Unemployment rate, %	4.7	5.0	5.4	5.0	5.4

Sources: Statistics Canada, Chartered Banks, Conference Board of Canada and IHS Markit

*	Private sector forecast at Budget

CANADA AND U.S. ECONOMIC ASSUMPTIONS

		2023-24 Budget		2023-24 Mid-Year
	Actual 2022	2023	2024	2023	2024
Canadian real GDP growth %	3.4	0.7	1.8	1.2	1.0
U.S. real GDP growth %	2.1	0.4	1.8	2.2	1.4
Canada CPI growth %	6.8	3.8	2.4	3.9	2.5
Canadian short-term interest rate, %	2.4	4.4	3.3	4.8	4.7
10-yr Government of Canada bond, %	2.8	3.1	2.9	3.3	3.3
Canadian dollar (US cents)	76.90	74.0	75.4	74.7	74.9

Sources: Statistics Canada, IHS Markit, CBOC, Ministry of Finance.

2023-24 Mid-Year Report	3

International goods exports were $3.7 billion in September 2023, and manufacturing sales were $2.1 billion in August 2023, well above the monthly historical averages of $2.8 billion and $1.4 billion reported since January 2011, respectively.

Saskatchewan continues to build strong communities and invest in the economy. Investment in non-residential building construction increased by 7.7 per cent in the first eight months of 2023 compared to the same period in 2022. This growth is largely driven by strong investment in industrial construction, an increase of 31.4 per cent, and institutional and governmental construction, which increased by 48.0 per cent. Investment in non-residential building construction will continue to drive growth over the medium term as major private sector capital projects with an estimated investment value of $42.6 billion over the next five to ten years are in various stages of development.

Saskatchewan’s population reached an all-time high of 1,209,107 on July 1, 2023, with growth of 30,685 people (up 2.6 per cent) from July 1, 2022, the highest annual increase since 1914.

The province’s labour market hit a record high for employment (605,300) in October 2023. Saskatchewan has one of the most engaged workforces among provinces with the second highest employment rate (at 64.9 per cent) and the second highest labour force participation rate (at 67.4 per cent) in October 2023. The province’s employment averaged 590,700 from January to October 2023, an increase of 8,700 jobs or 1.5 per cent compared to the same period in 2022.

SASKATCHEWAN ECONOMIC INDICATORS IN 2023 (as of Mid-Year)

	2023 YTD Levels	5-Year YTD Average[3]		YTD Change (%)[4] 2022 to 2023		Time Period
				SK	Canada
Population (‘000s)	1,209.1	1,166.8		2.6%	3.0%	At July 1
Employment (‘000s)[1]	590.7	566.5		1.5%	2.5%	Jan.-Oct.
Unemployment Rate (%)[1]	4.8	6.4		4.8	5.5	Jan.-Oct.
Employment Rate (%)[1]	64.1	63.9		64.1	62.2	Jan.-Oct.
Consumer Price Index (2002=100)[1]	159.8	142.9		4.5%	4.1%	Jan.-Sep.
Average Weekly Earnings ($)[1]	1,162.3	1,074.8		2.4%	3.2%	Jan.-Aug.
Retail Sales ($B)[2]	16.6	14.3		0.6%	2.2%	Jan.-Aug.
Wholesale Trade ($B)[2]	48.9	n.a	.[5]	n.a. [5]	n.a. [5]	Jan.-Sep.
New Motor Vehicle Sales (# of Units)[2]	27,738	30,447		-0.2%	9.7%	Jan.-Aug.
Food Services & Drinking Places Sales ($M)[2]	1,590.1	1,252.9		12.8%	15.5%	Jan.-Aug.
Manufacturing Sales ($B)[2]	16.8	12.9		-2.0%	1.5%	Jan.-Aug.
International Goods Exports ($B)[2]	36.6	26.2		-3.2%	-3.0%	Jan.-Sep.
Building Permits ($B)[2]	1.9	1.3		7.6%	-3.3%	Jan.-Sep.
Housing Starts (# of Units)[2]	3,268	2,642		0.3%	-8.6%	Q1 - Q3
Investment in Building Construction ($B)[2]	2.7	2.5		-6.0%	-7.8%	Jan.-Aug.
Residential ($B)[2]	1.8	1.7		-11.4%	-14.1%	Jan.-Aug.
Non-residential ($B)[2]	0.9	0.8		7.7%	9.5%	Jan.-Aug.

Source: Statistics Canada, November 2023

[1]	Year to date average.
[2]	Year to date total.
[3]	Year to date average from 2018 to 2022.
[4]	Unemployment rate and employment rate are reported as year-to-date percentage levels, not percentage changes.
[5]	As a result of Statistics Canada methodology changes, comparison to years prior is not applicable.

2023-24 Mid-Year Report	4

All employment gains were in full-time jobs and were most prevalent in industries, such as, professional, scientific and technical services (up 5,100 jobs), educational services (up 3,800 jobs), and transportation and warehousing (up 3,200 jobs). The unemployment rate was 4.4 per cent seasonally-adjusted in October, the lowest among Canadian provinces, and averaged 4.8 per cent over the first ten months of 2023, second lowest among the provinces.

Economic forecasts indicate that Saskatchewan is well positioned to manage through existing economic risks including persistent inflation, rising interest rates, falling commodity prices, and a global economy that faces geopolitical challenges, as well as continued risk of economic recession for our key trade partners.

Non-renewable resources

In the wake of the slowing global economy, the demand and prices for some commodities continue to decline from their peak in 2022, which results in downward pressure on commodity price expectations at mid-year.

Oil production is forecast to be 166.8 million barrels in 2023, which is 1.6 per cent lower than at budget, the result of lower investment expectations. Oil production is expected to expand to 167.0 million barrels in 2024, and production growth is expected to average 2.2 per cent annually from 2025 to 2028.

The average benchmark West Texas Intermediate (WTI) oil price is expected to average U.S. $79.00 per barrel in 2023, down from U.S. $80.00 per barrel expected at budget and is expected to average U.S. $81.00 per barrel in 2024.

Potash sales are now expected to be 5.9 per cent lower than previously forecast at Budget. Potash from Russia and Belarus is entering markets despite Western sanctions, resulting in reduced prices. Potash consumers are more price conscious, even though agriculture prices and operating margins are above historical averages.

Saskatchewan potash sales are now forecast to total 23.5 Mt KCI (14.4 MtK20) in 2023, lower than the 25.0 Mt KCI (15.3 Mt K20) expected at Budget. The average price in 2023 is now expected to be US$263 per KCL tonne ($663 per K20 tonne), down from US$368 per KCI tonne ($816 per K20 tonne) at budget.

Crop Production

The crop production outlook remains positive over the medium term. Production declined by 20 per cent in 2023 due to drought and is expected to rebound by 26.9 per cent in 2024. The strong outlook extends across the medium term, where crop production is expected to grow by an average of 1.8 per cent annually from 2025 to 2028.

GDP

Saskatchewan’s economy experienced the strongest growth among the provinces in 2022, with real GDP growth of 6.0 per cent. An average of nine private sector forecasts has Saskatchewan’s real GDP growing by 1.6 per cent in 2023 and 1.3 per cent in 2024, both the second highest growth among the provinces.

Slight upward revisions to the private sector forecasts since budget reflect changes to the timing of a mild recession in Canada and the United States, which is now expected to occur in 2024 contrary to earlier expectations for a recession to occur in mid-2023.

Nominal GDP is expected to decrease by 1.2 per cent in 2023, compared to the 1.7 per cent increase projected by private sector forecasts at budget, primarily due to price levels in the resource sector being weaker compared to peak levels in 2022.

2023-24 Mid-Year Report	5

PRIVATE SECTOR FORECASTS OF SASKATCHEWAN REAL GDP GROWTH*

(Per Cent)

	2023	2024	Release Date
IHS Global Insight	2.8	1.0	Oct-23
Conference Board of Canada	1.5	2.0	Aug-23
TD Bank	1.3	1.5	Sep-23
RBC	0.8	2.2	Sep-23
BMO	1.2	0.7	Nov-23
CIBC	1.6	1.9	Oct-23
Scotiabank	1.5	0.9	Oct-23
National Bank	1.5	(0.2)	Oct-23
Laurentian Bank	2.2	1.3	Sep-23

Average of Private Sector Forecasts	1.6	1.3

*	As of November 7, 2023.

PRIVATE SECTOR FORECASTS OF REAL GDP GROWTH BY PROVINCE*

(Per Cent Change)

	2023	Rank	2024	Rank
British Columbia	0.9	9	0.8	7
Alberta	2.2	1	1.2	3
Saskatchewan	1.6	2	1.3	2
Manitoba	1.5	4	0.9	6
Ontario	1.1	7	0.7	8
Quebec	0.7	10	0.6	10
New Brunswick	1.0	8	0.7	9
Nova Scotia	1.2	6	0.9	5
Prince Edward Island	1.5	5	1.3	1
Newfoundland and Labrador	1.5	3	1.1	4
Canada	1.1	—	0.8	—

*	As of November 7, 2023.

2023-24 Mid-Year Report	6

REVENUE UPDATE

At mid-year, revenue is forecast to be $19.7 billion, an increase of $35.2 million, or 0.2 per cent, from budget and up $158.9 million from the first quarter forecast. Higher revenues are forecast in the categories of Taxation, Government Business Enterprises (GBE), Other Own-Source revenue, and Federal Transfers.

Taxation

Taxation revenue is forecast to increase $414.7 million from budget.

Corporate Income Tax is forecast to increase $289.9 million from budget, due to a prior-year adjustment related to 2022 tax assessments, mainly driven by strong resource sector profits. The increase is partially offset by a decrease of $18.7 million from budget in Corporate Capital Tax from weaknesses in financial institutions with lower-than-expected instalments. A decrease of $6.5 million in Education Property Taxes occurred due to lower-than-budgeted assessment growth for commercial, resource, and residential property classes.

Provincial Sales Tax revenue is expected to increase by $150.0 million, mainly due to higher-than-budgeted consumption and inflation.

Non-Renewable Resources

At mid-year, revenue from Non-Renewable Resources is forecast to decrease $717.8 million from budget.

Potash revenue is expected to decrease $551.8 million, mainly due to further decreases in prices and lower-than-budgeted growth in sales volumes. Potash prices and production are currently forecast to decrease by 28.6 per cent and 5.9 per cent, respectively, relative to budget.

Resource Surcharge revenue is expected to decrease $265.0 million, due to continued potash price pressures and lower-than-budgeted sales volumes.

These pressures are partially offset by a $67.7 million increase in Oil and Natural Gas revenue, mainly due to higher oil prices and an improved differential.

There is also a $41.8 million increase from budget in Crown Land Sales forecast for revenue, mainly due to the increased competition for mineral rights, particularly in both southeast and northwest Saskatchewan.

Key Resource Assumptions

WTI

WTI (West Texas Intermediate) is now forecast to average U.S. $80.22 per barrel in 2023-24, up from U.S. $79.50 (U.S. $0.72) at budget.

A U.S. $1 per barrel change in the fiscal-year average WTI oil price results in an estimated $16 million change in 2023-24 oil royalties (all else being equal).

Oil Differential and Production

The light-heavy oil differential forecast at mid-year is 14.1 per cent, down 9.7 per cent from budget. A lower differential results in higher oil revenue for Saskatchewan (all else being equal). Oil production is forecast to be 166.8 million barrels at mid-year, down from 170.5 million barrels at budget.

Potash

Potash prices have steadily declined since spring of 2022 and are expected to continue to decrease. The average price is now expected to be U.S. $263 per KCI tonne, down U.S. $369 per KCI tonne at budget. A U.S. $1 per tonne change in the fiscal-year average price results in a $6.6 million change in the 2023-24 potash value (all else being equal).

Exchange Rate

The exchange rate is forecast to average 74.83 U.S. cents in 2023-24, up from 74.35 U.S. cents at budget. From April to September, the Canadian dollar averaged 74.52 U.S. cents.

A 1 U.S. cent change in the fiscal-year average exchange rate results in an estimated $48 million change in 2023-24 non-renewable resource revenue (all else being equal). A lower exchange rate results in higher revenue, as resource exports are priced in U.S. dollars.

2023-24 Mid-Year Report	7

RESOURCE ASSUMPTIONS (FISCAL YEAR)

	2022-23 Actual	2023-24			Mid-Year Change From
		Budget	First Quarter	Mid-Year	Budget	First Quarter
WTI Oil Price (US$/barrel)	89.59	79.50	74.47	80.22	0.72	5.75
Light-Heavy Differential (% of WTI)	18.9	23.8	13.9	14.1	(9.7)	0.2
Well-head Oil Price (C$/barrel)[1]	91.26	78.07	77.97	85.14	7.07	7.17
Oil Production (million barrels)	166.7	170.5	167.2	166.8	(3.7)	(0.4)
Potash Price (netback, US$/KCl tonne)[2]	562	369	338	263	(106)	(75)
Potash Price (netback, C$/K2O tonnes)[2]	1,205	814	744	663	(150)	(81)
Potash Sales (million KCl tonnes)[2]	22.8	25.0	24.5	23.5	(1.5)	(1.0)
Potash Sales (million K2O tonnes)[2]	13.9	15.3	14.9	14.3	(1.0)	(0.6)
Canadian Dollar (US cents)	75.64	74.35	74.64	74.83	0.48	0.19

[1]	The average price per barrel of Saskatchewan light, medium, and heavy oil.
[2]	Ministry of Finance calculations derived from calendar-year forecasts, KCl figures are estimated from K2O statistics at 0.61 conversion rate.

Government Business Enterprise (GBE) Net Income

Net income from GBEs is forecast to increase $204.4 million from budget, including a $162.9 million improvement in SaskPower net income related to decreases in fuel and purchased power costs driven by lower natural gas prices.

Saskatchewan Liquor and Gaming Authority also contributed a $61.9 million increase in net income driven by higher-than-budgeted wholesale liquor and permit revenue as well as two months of gaming revenue initially scheduled to be reported by Lotteries and Gaming Saskatchewan (LGS). These gains were partially offset by a $70.0M decrease in Saskatchewan Auto Fund, mainly from non-cash investment losses attributed to unrealized gains.

Other Own-Source

Other Own-Source revenue is forecast to be up $123.1 million from budget, primarily due to an increase in fees on previously deferred motor vehicle revenue; increased Miscellaneous income mainly at the Oil and Gas Orphan Fund; and increased Investment income. These are partially offset by decreased Insurance revenues and a decrease in transfers from other governments.

Federal Transfers

Federal Transfers are forecast to increase $10.9 million at mid-year compared to budget. A $56.9 million forecast increase in Other Transfers from the Federal Government primarily includes increases for provincial disaster assistance related to wildfire costs, funding from the Gateways and Border Crossing fund for the previously announced Forestry Bundle, funding related to the National Action Plan to address gender-based violence, and funding for Gang Violence Reduction.

These increases were partially offset by a $46.0 million decrease in Federal Transfers related to the Canada Health Transfer and Canada Social Transfer due to Saskatchewan’s population growing at 2.60 per cent, which is below the national growth rate of 2.98 per cent.

2023-24 Mid-Year Report	8

2023-24 SCHEDULE OF REVENUE

(Millions of Dollars)

				Mid-Year Change From
	Budget	First Quarter	Mid-Year	Budget	First Quarter
Taxation
Corporation Income	1,824.9	1,824.9	2,114.8	289.9	289.9
Fuel	507.8	507.8	507.8	—	—
Individual Income	3,091.8	3,091.8	3,091.8	—	—
Property	805.0	804.7	798.5	(6.5)	(6.2)
Provincial Sales	2,720.3	2,870.3	2,870.3	150.0	—
Tobacco	150.0	150.0	150.0	—	—
Other	534.0	534.0	515.3	(18.7)	(18.7)

Total Taxation	9,633.8	9,783.5	10,048.5	414.7	265.0

Non-Renewable Resources
Crown Land Sales	19.4	39.1	61.2	41.8	22.1
Oil and Natural Gas	963.1	920.2	1,030.8	67.7	110.6
Potash	1,376.5	1,059.3	824.7	(551.8)	(234.6)
Resource Surcharge	823.0	633.0	558.0	(265.0)	(75.0)
Other	162.6	164.1	152.1	(10.5)	(12.0)

Total Non-Renewable Resources	3,344.6	2,815.7	2,626.8	(717.8)	(188.9)

Net Income from Government Business Enterprises
Municipal Financing Corporation	0.4	0.4	0.4	—	—
Saskatchewan Auto Fund	(109.3)	(109.3)	(179.3)	(70.0)	(70.0)
Lotteries and Gaming Saskatchewan	186.7	159.9	159.1	(27.7)	(0.8)
Saskatchewan Government Insurance	27.4	27.4	46.7	19.3	19.3
Saskatchewan Liquor and Gaming Authority[1]	223.5	278.0	285.4	61.9	7.3
Saskatchewan Power Corporation	23.1	119.1	186.0	162.9	66.9
Saskatchewan Telecommunications Holding Corporation	95.7	95.7	89.5	(6.2)	(6.2)
Saskatchewan Water Corporation	6.3	6.3	7.6	1.3	1.3
SaskEnergy Incorporated	43.0	36.5	50.8	7.8	14.3
Saskatchewan Workers’ Compensation Board	1.8	5.2	40.2	38.4	35.0
Consolidation Adjustments	30.5	29.6	47.1	16.6	17.6

Total Net Income from Government Business Enterprises	529.1	648.8	733.5	204.4	84.7

Other Own-Source Revenue
Fees	1,240.7	1,311.9	1,310.5	69.8	(1.3)
Insurance	522.6	523.1	502.1	(20.5)	(21.0)
Investment Income	196.9	231.5	231.3	34.4	(0.2)
Transfers from Other Governments	90.3	79.3	78.4	(11.9)	(0.9)
Miscellaneous	565.1	580.6	616.3	51.2	35.6

Total Other Own-Source Revenue	2,615.6	2,726.4	2,738.7	123.1	12.3

Federal Transfers
Canada Health Transfer	1,504.9	1,504.9	1,470.7	(34.2)	(34.2)
Canada Social Transfer	499.9	499.9	488.1	(11.8)	(11.8)
Other	1,549.8	1,574.8	1,606.7	56.9	31.9

Total Federal Transfers	3,554.6	3,579.6	3,565.5	10.9	(14.1)

Total Revenue	19,677.7	19,554.0	19,712.9	35.2	159.0

[1]	Gaming-related net income is allocated to Lotteries and Gaming Saskatchewan beginning June 1, 2023.

Totals may not add due to rounding.

2023-24 Mid-Year Report	9

EXPENSE UPDATE

At mid-year, expense is forecast to be $20.0 billion, an increase of $1.3 billion, or 7.0 per cent, from budget and up $895.0 million from the first quarter forecast.

Agriculture increased $853.0 million, primarily due to severe drought that hit parts of the province increasing Crop Insurance claims, an increase in the Canada-Saskatchewan Feed program covering extraordinary costs related to feed and freight for producers, and an increase in AgriStability Program payments.

Education increased $270.7 million, due to a non-cash increase in pension expense resulting from actuarial adjustments to the Saskatchewan Teachers Superannuation Plan, as well as increases related to salaries and benefits, operational supplies, and student debt management benefits within the theme which were largely recognized in the first quarter forecast.

Protection of Persons and Property increased $111.3 million, largely due to the Saskatchewan Public Safety Agency response to wildfires and evacuation activities. The Ministry of Corrections, Policing and Public Safety saw increases related to additional overtime requirements and Royal Canadian Mounted Police services.

General Government increased $45.3 million, primarily due to the actuarial adjustments to the Public Service Superannuation Plan, increases due to by-elections, and utilization pressures in the First Nations and Métis Consultation Participation Fund.

Economic Development increased $26.2 million, primarily in SaskBuilds Corporation due to the acceleration of the Regina Regional Non-Potable project.

Social Services and Assistance increased $21.0 million, largely due to an increase in the Saskatchewan Housing Corporation with the new Provincial Approach to Homelessness. Additional increases are related to the Saskatchewan Employment Incentive, the Status of Women Office, and the Saskatchewan Legal Aid Commission.

Community Development increased $11.2 million, mainly due to additional payments to the First Nations Trusts and Community Development Corporations for prior-year gaming profits. This is partially offset by a decrease in the Northern Municipal Trust Account.

Financing Charges increased $10.5 million, mainly interest expense due to increased General Revenue Fund borrowing and debt required in the current fiscal year, resulting from the change in the province’s projected fiscal position.

Environment and Natural Resources decreased $46.0 million due to the Saskatchewan Technology Fund grants program being delayed for one year.

Health and Transportation forecasts at mid-year remain unchanged from budget.

DEBT UPDATE

At mid-year, gross debt is forecast to be $31.6 billion by the fiscal year-end, $709.5 million higher than budget.

The increase is primarily attributable to a $800.0 million increase in Saskatchewan Capital Plan debt. The fiscal decline in the current year has resulted in less cash than anticipated being available for capital spending. As a result, borrowing is increasing to finance capital investment into schools, highways, hospitals, and other valued infrastructure.

This is partially offset by a $91.2 million decrease in debt for GBEs. SaskPower is forecasting a $90.7 million decrease in debt at mid-year due to higher net income driven largely by lower natural gas prices. Also, a $65.0 million decrease in debt for SaskEnergy is forecast, related to project deferrals.

The decreases are partially offset by a $40.0 million increase for the Municipal Financing Corporation (MFC) resulting from increased demand by municipalities for funding. There is also a $21.8 million increase in forecast debt for SaskWater due to the purchasing of materials for Regina Regional Non-Potable project in 2023-24 rather than 2024-25 as was originally planned, to take advantage of price certainty.

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GBEs, which include certain Crown corporations, have what is termed self-supporting debt because amounts borrowed are expected to be repaid by the cash flows the entities generate. Government Service Organization (GSO) debt is considered taxpayer-supported debt and includes government’s General Revenue Fund (GRF) operations, the Saskatchewan Capital Plan, and other ministry, agency, and service organization debt.

GRF operating debt is forecast to be $7.5 billion at the end of the 2023-24 fiscal year, as budgeted, and approximately $1 billion lower than the prior fiscal year (2022-23). While the fiscal bottom line has changed from the forecast at budget, the GRF has sufficient cash balances to leave the operating debt forecast unchanged.

2023-24 SCHEDULE OF GROSS DEBT (As at March 31)

(Millions of Dollars)

				Mid-Year Change From
	Budget	First Quarter	Mid-Year	Budget	First Quarter
Government Service Organization (GSO) Debt
General Revenue Fund - operating	7,463.9	7,463.9	7,463.9	—	—
- Saskatchewan Capital Plan[1]	10,371.1	10,371.1	11,171.1	800.0	800.0
Boards of Education	116.0	116.0	116.0	—	—
Global Transportation Hub Authority	21.2	20.0	19.0	(2.2)	(1.0)
Health Sector Affiliates	6.7	5.7	5.7	(1.0)	—
Innovation Saskatchewan	52.1	52.1	52.1	—	—
Saskatchewan Health Authority	46.7	46.7	46.7	—	—
Water Security Agency	4.7	4.7	4.7	—	—
Other	1.4	5.3	5.3	3.9	—

Taxpayer-Supported Debt	18,083.8	18,085.5	18,884.5	800.7	799.0

Government Business Enterprise Debt
Lotteries and Gaming Saskatchewan Corporation	79.0	79.0	79.0	—	—
Municipal Financing Corporation of Saskatchewan	294.2	324.2	334.2	40.0	10.0
Saskatchewan Liquor and Gaming Authority	—	—	—	—	—
Saskatchewan Power Corporation	8,376.0	8,362.3	8,285.3	(90.7)	(77.0)
Saskatchewan Telecommunications Holding Corporation	1,787.0	1,783.5	1,789.7	2.7	6.2
Saskatchewan Water Corporation	107.9	155.2	129.7	21.8	(25.5)
SaskEnergy Incorporated	2,127.4	2,126.8	2,062.4	(65.0)	(64.4)

Self-Supporting Debt [2]	12,771.5	12,831.0	12,680.3	(91.2)	(150.7)

Total	30,855.3	30,916.5	31,564.8	709.5	648.3

Guaranteed Debt	75.1	75.1	75.2	—	0.1

[1]	General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.
[2]

Self-supporting or GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

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Net Debt

At mid-year, net debt is forecast to be $15.0 billion on March 31, a $918.2 million increase from the 2023-24 Budget.

The change in net debt is due to a $1.3 billion increase from operations primarily due to an increase in expense, partially offset by a $369.8 million improvement in the beginning of the year net debt balance, a result of 2022-23 actual net debt being lower than initially expected at the 2022-23 Third Quarter.

Saskatchewan’s net debt as a percentage of GDP is expected to be 13.3 per cent at the end of 2023-24, second lowest among Canadian provinces.

2023-24 STATEMENT OF CHANGE IN NET DEBT - MID-YEAR

(Millions of Dollars)
	Budget	Mid-Year Forecast	Change from Budget
Operating Surplus (Deficit)	1,017.5	(250.5)	(1,268.0)
Acquisition of government service organization capital assets	(1,341.6)	(1,362.1)	(20.5)
Amortization of government service organization capital assets	664.4	665.0	0.6
Net Acquisition of Other Non-Financial Assets	—	—	—

Decrease (Increase) in Net Debt from Operations	340.3	(947.7)	(1,288.0)
Net Assets (Debt), beginning of year	(14,967.6)	(14,597.8)	369.8
Adjustments to Net Debt, beginning of year	499.2	499.2	—

Net Assets (Debt), end of year	(14,128.1)	(15,046.3)	(918.2)

PROJECTED NET DEBT AS A PERCENT OF GDP (as at March 31, 2024)

Sources: Net Debt: Jurisdictions most recent data (as of November 8, 2023).

GDP: SK-Average Private Sector forecast, Canada and all other provinces-CBoC (Data Released in August, 2023).

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